Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-289926

Prospectus Supplement No. 11

(To Prospectus Dated September 25, 2025)

Robo.ai Inc.

Up to 295,145,910 Class B Ordinary Shares

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated September 25, 2025, which forms a part of our registration statement on Form F-1 (Registration No. 333-289926), as amended and supplemented, with the information contained in our current report on Form 6-K furnished with the U.S. Securities and Exchange Commission on February 25, 2026. The prospectus relates to the potential offer and sale from time to time by the selling securityholders named therein or their pledgees, donees, transferees, assignees, or other successors in interest (that receive any of the securities as a gift, distribution, or other non-sale related transfer) of up to 295,145,910 Class B ordinary shares, par value US$0.0001 per share, of Robo.ai Inc.

 This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information therein and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class B ordinary shares are listed on the Nasdaq Stock Market LLC, or Nasdaq, under the ticker symbol “AIIO.” On February 24, 2026, the closing price of our Class B ordinary shares on Nasdaq was US$0.1125.

We may further amend or supplement the prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus, this prospectus supplement, and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 17 of the prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 25, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41559

Robo.ai Inc.

(Registrant’s Name)

Meydan Grandstand, 6th floor

Meydan Road, Nad Al Sheba

Dubai

United Arab Emirates

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Acquisition of Chinasky Car Trading FZE

Robo.ai Inc., a Cayman Islands exempted company, (the “Company”) entered into a share purchase agreement dated as of February 19, 2026 through its indirectly wholly owned subsidiary, Robo.ai Investments L.L.C.-FZ, with Yuntao Liu (the “Seller”), the 100% equity owner of Chinasky Car Trading FZE, (the “Target”), an automobile trading company incorporated in Dubai under the laws of United Arab Emirates.

Pursuant to the share purchase agreement, Robo.ai Investments L.L.C.-FZ will acquire from the Seller 51% of the issued and outstanding shares of the Target, for a total consideration of US$1,000,000, payable in 7,388,799 Class B ordinary shares of the Company (the “Consideration Shares”). The Consideration Shares are subject to a lock-up period of 4 years commencing on the closing date and will be released in four equal annual tranches on each of the first four anniversaries of the closing date. Closing will occur on or before March 31, 2026 or on a later date as mutually agreed in writing, provided that all conditions precedent have been satisfied or waived.

The share purchase agreement sets forth the parties’ respective post-closing roles and responsibilities. Robo.ai Investments L.L.C.-FZ agrees to provide reasonable support to the Target in connection with additional business lines that it may undertake, including but not limited to automobile leasing, sales of automotive parts and accessories, after-sales service, and insurance-related cooperation projects, pursuant to anncillary agreements to be negotiated on an arm’s length basis. The Target will provide the Company with a global distribution and logistics network, encompassing strategic hubs across the Middle East, Central and West Asia, Eastern Europe, and North Africa to accelerate the international commercialization of the Company’s intelligent hardware and mobility solutions.

The share purchase agreement also provides for certain rights, such as pre-emptive right and right of first refusal.

The foregoing summary of the share purchase agreement is not complete and is subject to, and qualified in its entirety by, the provisions of the share purchase agreement, which is filed as Exhibit 99.1 to this current report on Form 6-K and is incorporated herein by reference.

1

EXHIBIT INDEX

Exhibit Number	Description
99.1	Share Purchase Agreement dated as of February 19, 2026 between Robo.ai Investments L.L.C.-FZ and Yuntao Liu

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robo.ai Inc.

Date: February 25, 2026	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

3

Exhibit 99.1

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is made and entered into as of 19 February 2026, by and between:

Roboai Investments LLC-FZ, a company duly organized and existing under the laws of United Arab Emirates, with its principal place of business at Meydan Grandstand, 6th floor, Meydan Road, Nad Al Sheba, Dubai, UAE (hereinafter referred to as the “Purchaser”)

AND:

Yuntao Liu (hereinafter referred to as the “Seller”), 100% equity owner of the Target Company

Seller and Purchaser may each be referred to as a “Party” and collectively as the “Parties”.

WHEREAS, the Seller is the controlling shareholder of CHINASKY CAR TRADING FZE “Target Company”, an automobile trading company incorporated in Dubai under the laws of United Arab Emirates, which together with its subsidiaries and any entities directly or indirectly controlled by it (collectively, the “Group Companies”);

WHEREAS, the Purchaser desires to acquire, and the Seller desires to sell, fifty-one percent (51%) of the issued and outstanding shares of the Target Company (the “Shares”) in exchange for newly issued Class B ordinary shares of the Purchaser;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties agree as follows:

SECTION 1. DEFINITIONS

1.1 “Acquirer” means Robo.ai Inc. (Nasdaq: AIIO)

1.2 “Closing” means the completion of the sale and purchase of the Shares under this Agreement.

1.3 “Closing Date” means the date on which Closing occurs.

1.4 “Group Companies” has the meaning set forth in the Recitals.

1.5 “Purchase Price per Share” means the average closing price of the Purchaser’s Class B ordinary shares over the five (5) trading days immediately preceding the execution date of this Agreement, as reported by Nasdaq.

1.6 “Regulatory Approvals” means all consents, permits, or authorizations required from any governmental authority.

1.7 “Shares” has the meaning set forth in the Recitals.

1.8 “Transaction Price” means the aggregate value of US$ 1,000,000.

SECTION 2. SALE AND PURCHASE OF SHARES

2.1 Subject to the terms herein, the Seller agrees to sell, transfer, and deliver to the Purchaser, and the Purchaser agrees to purchase, the Shares, free from all liens, encumbrances, or third-party claims.

SECTION 3. CONSIDERATION

3.1 In full consideration for the Shares, the Purchaser shall issue to the Seller a number of new Class B ordinary shares (the “Consideration Shares”) equal to the Transaction Price divided by the Purchase Price per Share, rounded down to the nearest whole share.

SECTION 4. LOCK-UP PROVISIONS

4.1 The Seller agrees that the Consideration Shares shall be subject to a lock-up period of four (4) year commencing on the Closing Date.

4.2 The release of Consideration Shares shall occur as follows:

(a) First Tranche: Twenty-five percent (25%) of the Consideration Shares shall be released on the first (1st) anniversary of the Closing Date;

(b) Second Tranche: An additional twenty-five percent (25%) of the Consideration Shares shall be released on the second (2nd) anniversary of the Closing Date;

(c) Third Tranche: An additional twenty-five percent (25%) of the Consideration Shares shall be released on the third (3rd) anniversary of the Closing Date;

(d) Final Tranche: The remaining twenty-five percent (25%) of the Consideration Shares shall be released on the fourth (4th) anniversary of the Closing Date.

SECTION 5. CONDITIONS PRECEDENT

5.1 The obligations of the Parties are conditional upon:

(a) The Seller shall procure that the Target’s independent auditors deliver to the Purchaser, no later than five (5) business days prior to the Closing Date, a customary “bring-down” or “update” comfort letter, addressed to the Purchaser and in form and substance reasonably satisfactory to the Purchaser. Such letter shall confirm, based on a limited review of the financial records for the period from July 1, 2025 to effective date of the letter, that nothing has come to their attention that causes them to believe that:

(i) the monthly financial information for such period is not stated in all material respects in conformity with US GAAP/ IFRS, or

(ii) there has been any material adverse change in the financial condition of the Company since June 30, 2025;

(b) Both Parties obtaining all requisite board and/or shareholder approvals;

(c) Obtaining all Regulatory Approvals, if applicable;

(d) Execution of definitive transaction documents, including this Agreement.

5.2 The Purchaser reserves the right to conduct financial, legal, and technical due diligence on the Target Company. Findings may necessitate adjustment of valuation or terms according to the Purchaser’s assessment.

SECTION 6. CLOSING MECHANICS

6.1 Closing shall occur within fifteen (15) days of the Effective Date of this Agreement or such later date as may be mutually agreed in writing by the Parties, provided that all Conditions Precedent in Section 5 have been satisfied or waived (to the extent waivable).

6.2 At Closing:

At Closing, delivery of the Shares by Seller and issuance of the Consideration Shares by Purchaser shall be simultaneous or occur through an agreed escrow arrangement. No Shares shall be transferred unless and until the Consideration Shares have been validly issued, fully paid, and non-assessable. Fractional shares shall be rounded up to the nearest whole share.

SECTION 7. INTERIM OPERATIONS AND CONDUCT

7.1 Ordinary Course Covenant. During the period from the date of this Agreement until the Closing Date (the “Interim Period”), the Seller shall cause the Group Companies to:

(a) conduct their business in the ordinary course consistent with past practices;

(b) preserve intact their business operations, material assets, and relationships with employees, customers, suppliers, regulators, and other material stakeholders; and

(c) refrain from taking any action that would reasonably be expected to materially impair the value of the Group Companies or their ability to consummate the transactions contemplated herein.

SECTION 8. COSTS AND EXPENSES

8.1 Each Party shall bear its own costs, fees, and expenses incurred in connection with the negotiation, preparation, and execution of this Agreement and related documents.

SECTION 9. CONFIDENTIALITY

9.1 The Parties shall maintain strict confidentiality regarding all non-public information exchanged in connection with this transaction, except as required by law or with prior written consent.

SECTION 10. GOVERNING LAW AND DISPUTE RESOLUTION

10.1 This Agreement and any obligations arising out of or in connection with it will be governed by and construed in accordance with the laws of the Dubai International Financial Centre (DIFC). Disputes arising hereunder shall be resolved through binding arbitration administered by the Dubai International Arbitration Centre (DIAC) under its prevailing rules, with proceedings conducted in English at DIAC’s Dubai seat.

SECTION 11. TERMINATION

11.1 This Agreement may be terminated: (a) By mutual written consent;

(b) By either Party if Closing does not occur within ninety (90) days of the Effective Date;

(c) By the Purchaser if due diligence reveals material adverse findings (defined as events or conditions causing a reduction in the value of the Group Companies by more than 15% or the loss of a key customer, supplier, or regulatory license) not resolved within thirty (30) days; or

(d) By written notice if any Condition Precedent remains unfulfilled by the Closing Date.

11.2 Termination shall not prejudice any accrued rights or obligations under Sections 8, 9, or 10.

11.3 Notwithstanding any termination of this Agreement, the obligations in Sections 8 (Costs), 9 (Confidentiality), 11 (Governing Law), 12 (Representations), 13 (Indemnification), and 14 (Tax Matters) shall survive indefinitely.

SECTION 12. REPRESENTATIONS AND WARRANTIES

12.1 Seller’s Representations and Warranties. The Seller hereby represents and warrants to the Purchaser that: (a) it is the legal and beneficial owner of the Shares, free from liens or encumbrances; (b) the Group Companies’ financial statements present fairly in all material respects the financial position in accordance with US GAAP/IFRS; (c) there are no undisclosed material liabilities, litigation, or regulatory violations; (d) all intellectual property is validly owned or licensed by the Group Companies; and (e) all material contracts are in full force without defaults.

12.2 Purchaser’s Representations and Warranties. The Purchaser hereby represents and warrants to the Seller that: (a) it is duly organized and has the authority to execute this Agreement; and (b) its execution of this Agreement does not violate any material agreement.

12.3 Survival. All representations and warranties shall survive the Closing for a period of eighteen (18) months, except for fundamental representations (ownership, authority, and title) which shall survive indefinitely.

SECTION 13. INDEMNIFICATION

13.1 The Seller shall indemnify and hold harmless the Purchaser against all losses arising from (a) breach of any representation, warranty, or covenant by Seller; (b) pre-Closing liabilities of the Group Companies; or (c) any undisclosed taxes pre-Closing.

SECTION 14. TAX MATTERS

14.1 Cooperation. Both Parties shall cooperate in the filing of tax returns and resolution of tax audits relating to pre-Closing periods.

14.2 Transfer Taxes. All transfer, stamp, or documentary taxes arising from the transfer of Shares shall be borne equally by the Seller and the Purchaser.

SECTION 15. PRE-EMPTIVE RIGHT AND RIGHT OF FIRST REFUSAL

15.1 PRE-EMPTIVE RIGHT: For a period of twelve (12) months following the Closing, should the Purchaser propose to issue any additional Class B shares (an “Issuance”), other than (a) issuances required by law, or (b) issuances pursuant to an employee stock option or equity incentive plan, the Seller shall have a pre-emptive right to subscribe for, at the same price and on the same terms as the proposed Issuance, a number of Class B shares that would allow the Seller to maintain its percentage ownership of the Class B shares outstanding immediately prior to such Issuance.

15.2 Right of First Refusal. If the Seller proposes to transfer any or all of its remaining shares in the Target Company (the “Remaining Shares”) to a third party, the Seller must first provide the Purchaser with written notice (a “Transfer Notice”) detailing the number of shares offered, the identity of the proposed transferee, and all material terms and conditions of the proposed transfer. The Purchaser shall then have a period of fifteen (15) business days from receipt of the Transfer Notice to deliver a written notice to the Seller exercising its right to purchase all (but not less than all) of the Remaining Shares so offered on the same terms and conditions. If the Purchaser exercises this right, the parties shall close such transaction within thirty (30) business days. If the Purchaser does not exercise this right within such period, the Seller may, for a period of sixty (60) business days, transfer such Remaining Shares to the proposed third-party transferee on terms no more favorable than those offered to the Purchaser.

SECTION 16. POST-CLOSING COOPERATION AND ROLES

Section 16.1 Overview. This Article 16 sets forth the agreement of the Parties regarding their respective roles and responsibilities in the Target Company following the Closing. The provisions herein are intended to facilitate a successful transition and maximize the synergies of the combined business operations of the Purchaser and the Target Company.

Section 16.2 Responsibilities of the Purchaser. Subject to the terms and conditions of this Agreement, and in consideration of the Seller’s commitments hereunder, the Purchaser hereby agrees to provide, or cause to be provided, the following resources and support to the Target Company post-closing (“Post-Closing Support”):

(a) Access to the Purchaser’s logistics network, including warehouses and distribution centers;

(b) Administration and support for extended warranty and quality guarantee programs;

(c) Provision of access to industrial park facilities, warehouse space, and showroom facilities for the operations of the Target Company;

(d) Such other resources and support as the Parties may mutually agree in writing.

The Purchaser’s obligations under this Section 16.2 shall be performed on an arm’s length basis, pursuant to separate commercially reasonable service agreements to be negotiated in good faith by the Parties following the Closing.

Section 16.3 Responsibilities of the Seller. Subject to the terms and conditions of this Agreement, and in consideration of the Purchaser’s commitments hereunder, the Seller covenants and agrees to provide, or cause to be provided, the following services and support to the Target Company:

(a) Management and execution of the day-to-day automotive sales and after-sales operations, utilizing its existing expertise and operational know-how;

(b) Provision of operational guidance, training, and transition support to ensure business continuity and knowledge transfer;

(c) Medium to Long-Term Project: The Seller shall use its commercially reasonable efforts to:

(i) Source and supply automotive chassis products suitable for the Middle East market; and

(ii) Source and supply automotive parts and components;

for the purpose of branding (“white-labeling”), marketing, and distribution by the Target Company in the Middle East region.

Section 16.4 Governance; Arm’s Length Terms.

(a) The specifics of the support and resources outlined in Sections 16.2 and 16.3, including pricing, service levels, durations, and other material terms, shall be documented in separate, definitive written agreements (the “Ancillary Agreements”).

(b) All Ancillary Agreements shall be negotiated in good faith and executed by the relevant Parties within ninety (90) days following the Closing Date. Such agreements shall be on arm’s length terms, consistent with fair market value.

(c) The obligations under this Article 16 are conditional upon the Parties successfully negotiating and executing such Ancillary Agreements. Nothing herein shall obligate any Party to enter into any Ancillary Agreement on terms it deems, in its sole discretion, unsatisfactory.

Section 16.5 Term. The cooperation framework outlined in this Article 16 shall be effective from the Closing Date and shall continue for an initial term of five (5) years, unless earlier terminated by mutual written agreement of the Parties or as specified in the respective Ancillary Agreements.

Section 16.6 Good Faith Negotiation. The Parties covenant and agree to negotiate the Ancillary Agreements in good faith, acting reasonably and with the goal of achieving the business objectives contemplated by this Article 16.

Section 16.7 Dividend and Profit Allocation.

(a) The Parties acknowledge and agree that any distributable profits shall remain within the Target Company for reinvestment and operational purposes.

(b) The Target Company shall, however, have the right to allocate a portion of its retained profits as performance-based bonuses or profit-sharing incentives to its management team and responsible officers, at the discretion of the Target Company’s board of directors or duly authorized management.

Section 16.8 Additional Projects and Group Support.

(a) The Parties further agree that the Target Company may engage in additional business lines, including but not limited to automobile leasing, sales of automotive parts and accessories, after-sales service, and insurance-related cooperation projects.

(b) The Purchaser shall provide reasonable support to the Target Company in connection with such projects, including but not limited to logistics, warehousing, bonded warehouse facilities, and preferential access to industrial park resources.

(c) The Parties acknowledge that any ancillary agreements relating to the above projects shall be negotiated in good faith and on commercially reasonable terms, consistent with arm’s length principles.

EXPANDED SECTION 17: MISCELLANEOUS

17.1 Entire Agreement. This Agreement constitutes the entire agreement between the Parties and supersedes all prior discussions and understandings.

17.2 Amendments. Any amendment to this Agreement must be in writing and signed by authorized representatives of both Parties.

17.3 Notices. All notices shall be delivered in writing: (a) by international courier (effective upon receipt); or (b) by email (effective upon transmission if confirmed), to the addresses specified in the signature block.

17.4 Assignment. Neither Party may assign its rights or obligations under this Agreement without the prior written consent of the other Party.

17.5 Third-Party Rights. No person not a party to this Agreement shall have any rights under the Contracts (Rights of Third Parties) Act or similar legislation.

17.6 Schedules. The schedules and exhibits referenced herein are incorporated into this Agreement by reference.

17.7 Severability. If any provision is held invalid, the remaining provisions shall remain in full force.

17.8 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

SELLER of CHINASKY CAR TRADING FZE:
Yuntao Liu

By:	/s/ Yuntao Liu
Name:	Yuntao Liu
Title:	Founder

PURCHASER:
Roboai Investments LLC-FZ

By:	/s/ Benjamin Zhai
Name:	Benjamin Zhai
Title:	CEO